EXHIBIT 99.1

2116-130 Adelaide St. W. Toronto, Ontario Canada M5H 3P5 www.napalladium.com

For Immediate Release	News Release

North American Palladium Announces

Marketed Unit Offering

TORONTO, November 27 – North American Palladium Ltd. (TSX:PDL) (AMEX:PAL) announced today that it has filed a preliminary prospectus supplement with Canadian and US securities regulators relating to a proposed marketed unit offering of US$100 million, each unit to comprise one common share and one-half of a common share purchase warrant of North American Palladium.

The Company plans to use the net proceeds received from the offering to fund the growth and development of its operations and, in particular, to advance its three main projects: the Offset High Grade Zone at the Lac des Iles mine, the Shebandowan West Project, located approximately 100 kilometres from the mine, and the Arctic Platinum Project in Finland.

The Company will be offering the units under an existing shelf prospectus which is filed in Canada and under the multijurisdictional disclosure system in the United States. Merrill Lynch & Co. is acting as lead underwriter and bookrunner for the offering. The underwriting syndicate also includes BMO Capital Markets, HSBC Securities (Canada) Inc. and UBS Securities. The underwriters will have the option to purchase up to an additional 15% of the units issued to cover over-allotments.

A shelf registration statement relating to these securities has been filed with and declared effective by the United States Securities and Exchange Commission and the base shelf prospectus and preliminary prospectus supplement relating to these securities have been filed with each of the provincial securities regulatory authorities in Canada.

A copy of the preliminary prospectus supplement and the accompanying base shelf prospectus may be obtained through www.sec.gov or www.sedar.com. Alternatively, you can request a copy of the preliminary prospectus supplement and the base shelf prospectus by contacting Merrill Lynch & Co. at 4 World Financial Center, 250 Vesey Street, New York, NY 10080 (telephone: 212-449-1000) or 181 Bay Street, Suite 400, Toronto, Ontario M5J 2V8 (telephone: 416-369-7400).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or province.

About North American Palladium

North American Palladium is Canada’s foremost primary producer of palladium. The Company’s core palladium business at the Lac des Iles mine is strengthened by a significant contribution from nickel, platinum, gold and copper by-product metals.

Please visit www.napalladium.com for further information on North American Palladium.

For further information, please contact:

Jim Excell

President & Chief Executive Officer

Tel: (416) 360-7971 Ext. 223

Email: jexcell@napalladium.com

Fraser Sinclair

Vice President, Finance & Chief Financial Officer

Tel: (416) 360-7971 Ext. 222

Email: fsinclair@napalladium.com

Linda Armstrong

Director, Investor Relations

Tel: (416) 360-7971 Ext. 226

Email: larmstrong@napalladium.com

Cautionary Statement on Forward-Looking Information

Statements in this press release announcing the proposed offering and the anticipated use of proceeds are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and the securities legislation of certain of the provinces of Canada, including the Securities Act (Ontario). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those reflected in the forward-looking statements, including the need to negotiate an underwriting agreement with the lead underwriter and to satisfy the conditions set forth therein; the need to satisfy regulatory and legal requirements with respect to the proposed offering; risks related to the exploration stage of the Company’s advanced exploration projects; market fluctuations in prices for securities of companies that operate in the resource sector; uncertainties about the availability of additional financing; uncertainties related to fluctuations in metal prices; the possibility that the Company may change its plans with respect to one or more properties; and other risks and uncertainties described in the Company’s preliminary prospectus supplement and accompanying base shelf prospectus and the documents incorporated by reference therein. Although the Company believes the expectations reflected in its forward-looking statements are reasonable, results may vary, and the Company cannot guarantee future results, levels of activity, performance or achievements.

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